Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

September 18, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Sonny Oh

Re:	X-Squared Balanced Fund, LLC (Registration Nos. 333-229217/811-23417)

Response to Examiner Comments on Form N-1A

Dear Mr. Oh:

This letter responds to the comments that you provided in connection with your review of the registration statement (“Registration Statement”) filed on Form N-1A under the Investment Company Act of 1940, as amended (the “1940 Act”) on January 11, 2019, to register the X-Squared Balanced Fund, LLC (the “Fund” or “Registrant”). The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

For your convenience, we have repeated each comment below, and our responses follow your comments. Capitalized terms not otherwise defined herein have the same meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Prospectus

1.	Comment: Please populate the exchange ticker symbols for each class and remove all brackets from the cover pages of the Prospectus and the Statement of Additional Information (“SAI”).

Response: The Registrant confirms that the exchange ticker symbols for each class will be populated and all brackets will be removed in a subsequent amendment.

2.	Comment: With respect to the first paragraph under the Fees and Expenses of the Fund section, please disclose the applicable section of the SAI.

Response: The Registrant has deleted this disclosure as the SAI does not contain a discussion of sales charge discounts.

3.	Comment: Please confirm whether a party other than the Fund sponsor or one of its affiliates is providing the Fund’s initial seed capital. If so, please identify the party providing the seed capital and describe their relationship with the Fund.

Response: The Registrant confirms that no party other than the Fund sponsor or one of its affiliates is providing the Fund’s initial seed capital.

4.	Comment: Please complete and remove all brackets from the fee table in the Prospectus.

Response: The Registrant confirms that the fee table will be completed and all brackets will be removed in a subsequent pre-effective amendment.

5.	Comment: Please confirm that the contractual fee waiver will be in effect for at least one year from the date of the Prospectus.

Response: The Registrant confirms that the contractual fee waiver will be in effect for at least one year from the date of the Prospectus.

6.	Comment: With respect to footnote (3) to the fee table in the Prospectus regarding the contractual waiver, please disclose whether the waiver may be recouped. If so, then please provide the terms of the recoupment in footnote (3) and the appropriate disclosure: “The Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment.”

Response: The Registrant confirms that the appropriate disclosure will be added.

7.	Comment: Please confirm whether an “Acquired Fund Fees and Expenses” line item should be added to the fee table.

Response: The Registrant confirms that a separate line item is not required in the fee table for acquired fund fees and expenses.

8.	Comment: With respect to the Example under the Fees and Expenses of the Fund section, please disclose that the expenses reflect the waiver through its expiration date.

Response: The Registrant respectfully notes that the third sentence below the Example header states: “The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the contractual expense limitation until its expiration).”

9.	Comment: Please confirm whether investing in asset-backed securities is a principal investment strategy of the Fund. If it is a principal strategy, it should be added to the summary of Principal Investment Strategies.

Response: The Registrant confirms that investing in asset-backed securities is a principal strategy for the Fund. The Registrant will update the sentence in the Principal Investment Strategies section to state: “Normally, the Fund will target a 60% allocation towards U.S. equity securities and a 40% allocation towards fixed income securities, including, but not limited to, investment-grade corporate debt, U.S. agency securities, and U.S. mortgage-related and other asset-backed securities and related derivatives.”

10.	Comment: In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, the Fund should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. In addition, please note that when the Fund invests in derivative instruments, including total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response: Registrant has reviewed the disclosure contained in the Fund’s prospectus regarding the Fund’s proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner. In addition, Registrant is aware of its obligations under Release 10666 with respect to the segregation of assets.

11.	Comment: Please consider reordering the risk disclosure under the Fund’s Principal Investment Risks section so as to give the more significant risks additional prominence.

Response: Registrant respectfully declines to make the requested change at this time but will take this comment under consideration. Registrant notes that the risks disclosed under the Fund’s Principal Investment Risks section are all considered principal to the Fund and are listed in alphabetical order.

12.	Comment: Please include the month and year that the portfolio manager started managing the Fund.

Response: Registrant will revise the disclosure as requested throughout the Prospectus.

13.	Comment: The Staff believes that cybersecurity risk is a risk common to all funds. As such, please either remove Cybersecurity Risk as a principal risk of the Fund, or, if the Registrant has included such risk disclosure because the Registrant believes that the Fund is especially susceptible to cybersecurity risk, please supplementally disclose such considerations to the Staff.

Response: The Registrant has removed this risk from the summary section of the Prospectus.

14.	Comment: The Principal Investment Strategy section states: “The Adviser seeks to invest in attractively valued securities that, in its opinion, represent long-term investment opportunities.” Please reconcile this sentence with the fact that High Portfolio Turnover Risk is a principal risk of the Fund.

Response: The Registrant has removed High Portfolio Turnover Risk as a principal risk of the Fund.

15.	Comment: Please clarify the Fund’s High-Yield Risk description by eliminating the reference to “non-investment grade.”

Response: The Registrant will replace the descriptor of “non-investment grade” with “high-yield” when referenced in the High-Yield Risk section.

16.	Comment: The Liquidity Risk section states: “Certain Fund holdings may be deemed to be less liquid or illiquid because they cannot be readily sold without significantly impacting the value of the holdings.” Please specify which holdings are referenced in this risk section and highlight these illiquid investments in the Principal Investment Strategy section. Please confirm supplementally whether the Fund expects to hold significant investments in illiquid securities.

Response: The Registrant will add the following disclosure to the Principal Investment Strategy section: “Certain less liquid or illiquid holdings of the Fund include micro-capitalization stocks and other thinly traded securities.” The Registrant does not expect the Fund to hold significant investments in illiquid securities.

17.	Comment: The Fund’s Non-U.S. Securities Risk section references investments in emerging markets. Please confirm if investments in emerging markets will be a principal investment strategy. If so, please incorporate a brief description of how the fund will determine what constitutes an emerging market.

Response: The Registrant confirms that investments in emerging market securities will not be a principal investment strategy of the Fund.

18.	Comment: Under the Performance heading, consider identifying the index that the Fund intends to use to compare and track its performance.

Response: The Registrant will include disclosure regarding the benchmark index at such time that the Fund begins disclosing performance information in the Prospectus.

19.	Comment: The second sentence under the Purchase and Sale of Fund Shares section states: “Class A shares (with a sales charge waiver) and Institutional Class shares may be purchased directly from the Fund.” Please add the appropriate disclosure for Class C shares.

Response: The Registrant will disclose the relevant information for Class C shares. The Registrant notes that it has removed the disclosure related to purchases directly from the Fund because shareholders will only be able to purchase shares through intermediaries and will not be able to purchase shares directly from the Fund at this time.

20.	Comment: Under the Purchase and Sale of Fund Shares section, please disclose the minimum subsequent purchase requirements in addition to the minimum initial investment for each class of shares.

Response: The Registrant will disclose the following information for each share class:

Minimum Initial Investment for Class A Shares $5,000	Minimum Subsequent Investment for Class A Shares $1,000
Minimum Initial Investment for Class C Shares $5,000	Minimum Subsequent Investment for Class C Shares $1,000
Minimum Initial Investment for Institutional Class Shares $100,000	Minimum Subsequent Investment for Institutional Class Shares $10,000

21.	Comment: Please reconcile the following statement under the Principal Investments section with the fact that the Fund seeks long-term investment opportunities as one of its principal investment strategies: “The Fund may engage in active and frequent trading of portfolio securities, which may also result in higher short-term capital gains that are taxable to shareholders.”

Response: The disclosure in question has been revised as follows:

For tactical purposes, ~~T~~the Fund may from time-to-time engage in active and frequent trading of portfolio securities in order to take advantage of market inefficiencies, which may also result in higher short-term capital gains that are taxable to shareholders.

22.	Comment: In the Interest Rate Risk section, the Registrant references duration. Please consider adding an example of how duration operates with respect to changes in interest rates.

Response: The Registrant has added the following example to the Interest Rate Risk section:

The longer a security's duration, the more sensitive it will be to changes in interest rates. For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in the bond's price. If a bond has a duration of 10 years, a 1% rise in interest rates would result in a 10% decline in the bond's price.

23.	Comment: Under the Puerto Rico Investment Companies Act of 2013 (“PRICA”) Compliance Risk section, the Fund states: “Should the Fund invest in government securities and thus be obligated to comply with such investment requirement pursuant to PRICA, it may affect the ability of the Fund to meet its investment objective.” Please confirm if the Fund intends to invest in Puerto Rico government securities and whether such investments will be a principal investment strategy of the Fund. Please modify the investment strategies and risks sections accordingly. Please supplementally confirm that the Fund intends to comply with the provisions of the 1940 Act, as amended, in particular: (i) the investment policy disclosure requirements of Section 8 of the 1940 Act; and (ii) the capital structure and leverage requirements of Section 18 of the 1940 Act.

Response: The Registrant confirms that the Fund will not invest in Puerto Rico government securities. Accordingly, the Registrant has not amended the investment strategies or risks sections to cover investments in Puerto Rico government securities. The Registrant supplementally confirms that it intends to comply with the provisions of the 1940 Act, as amended, in particular: (i) the investment policy disclosure requirements of Section 8 of the 1940 Act; and (ii) the capital structure and leverage requirements of Section 18 of the 1940 Act.

24.	Comment: The Investment Adviser and Administrator section of the Prospectus states: “A discussion of the most recent approval of the Fund’s investment advisory agreement will be included in the Fund’s first annual or semi-annual report to shareholders.” Please disclose the period that is covered by the relevant annual or semi-annual report.

Response: The Registrant will make the requested disclosure changes.

25.	Comment: Please adjust the phrase “primarily responsible” in the first sentence under Portfolio Managers to state “primarily and jointly responsible.”

Response: The Registrant will make the requested disclosure changes.

26.	Comment: Please ensure that all methods taken to reduce market timing are disclosed, including methods to detect market timing, any restrictions imposed by the Fund to minimize market timing activity and whether these methods are uniformly applied.

Response: The Registrant believes that existing disclosure addresses all methods taken to reduce market timing.

27.	Comment: Pursuant to Item 11(c)(1), (7), and (8) of the Instructions to Form N-1A, please provide disclosure required regarding any restrictions on redemptions, the number of days following receipt of shareholder redemption requests in which the fund typically expects to pay out redemption proceeds to redeeming shareholders, and the methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions.

Response: To the extent not already disclosed, the Registrant will amend its disclosure to include any restrictions on redemptions, the number of days following receipt of shareholder redemption requests in which the Fund typically expects to pay out redemption proceeds to redeeming shareholders, and the methods that the Fund expects to use to meet redemption requests, both regularly and only in stressed market conditions.

Statement of Additional Information

28.	Comment: Pursuant to Item 16(f)(1)(vii) of the Instructions to Form N-1A, please provide disclosure describing how the Board exercises oversight of the Fund’s disclosure of the portfolio holdings policies.

Response: The Registrant believes that the current disclosure meets the requirements of Item 16(f)(1)(vii) of Form N-1A. A sentence under the Disclosure of Portfolio Holdings section states: “The Fund’s Chief Compliance Officer is responsible for monitoring the Fund’s compliance with these policies and for providing regular reports (at least annually) to the Board regarding the adequacy and effectiveness of the policy and recommend changes, if necessary.”

Part C

29.	Comment: Please confirm that all exhibits will be filed, particularly that the financial statements will be filed, in a subsequent pre-effective amendment.

Response: The Registrant confirms that the financial statements will be filed in a subsequent pre-effective amendment.

30.	Comment: Please confirm that the signature page of the Registration Statement as filed with any subsequent pre-effective amendment will be properly executed. If any name is signed to the Registration Statement pursuant to a power of attorney, please confirm that a properly authorized power of attorney will be filed and note that such power will relate specifically to this Registration Statement.

Response: The Registrant confirms that the signature page of the Registration Statement will be properly executed in subsequent pre-effective amendments and that any powers-of-attorney utilized will be filed.

31.	Comment: Under Item 31 in the Part C, please provide the file number for the Form ADV referenced in the section.

Response: The Registrant will update the disclosure accordingly.

* * * * * *

The preceding comments and related responses have been provided by and discussed with management of the Registrant. The disclosures responsive to these comments will be contained in Pre-Effective Amendment No. 1 to be filed on or before September 18, 2019.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 312-569-1107 or, in my absence, Joshua Lindauer at (215) 988-2738 if you have any questions.

Sincerely yours,

/s/ David L. Williams
David L. Williams